| | |
|---|---|
| **From:** | Joseph byrne |
| **To:** | Bill Chaaban; Brian Payne |
| **Subject:** | Resignation as co President of CEN BIOTECH INC. |
| **Date:** | December 6, 2021 10:46:06 AM |

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Attention: Board of Directors

Please accept this letter as my resignation from the position of co President of CEN BIOTECH INC. The resignation is effective at today's date, December 6, 2021.

Thank you for giving me the opportunity to serve this great company.

Joseph Byrne

Sent from Mail for Windows